Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated February 21, 2006

STATOIL ASA
(Exact name of registrant as specified in its charter)

FORUSBEEN 50, N-4035, STAVANGER, NORWAY
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No   X

If "Yes"is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82______________

This Report on Form 6-K contains a press release issued by Statoil ASA on February 21, 2006, entitled "Statoil’s share saving plan allocates shares".

Statoil’s share saving plan allocates shares

The shares purchased by DnB NOR on behalf of Statoil (OSE:STL, NYSE:STO) on 15 February 2006 for use in the group’s share saving plan have on 20 February 2006 been distributed to the employees in accordance with their savings amount. Following this, the share saving plan has 846,809 shares.

When Statoil was listed in 2001, 25 million shares were established for use in a bonus programme aimed at small shareholders. The number of unused shares remaining as of 20 February 2006 is 23,441,885. These shares are recorded in the share register as Statoil's own shares, but they cannot be used by the company without the approval of the annual general meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STATOIL ASA (Registrant)
Dated: February 21, 2006	By:	/S/ Eldar Sætre Eldar Sætre Chief Financial Officer